Tower One Wireless Corp 600 – 535 Howe Street Vancouver, BC V6C 2Z4 Canada

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES FOR DISSEMINATION IN THE UNITED STATES

TOWER ONE ANNOUNCES THIRD CLOSING OF PRIVATE PLACEMENT
PURSUANT TO OFFERING MEMORANDUM EXEMPTION

December 15, 2021 - VANCOUVER, BC, CANADA - TOWER ONE WIRELESS CORP. (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) ("Tower One" or the "Company") is pleased to announce that, further to its news releases of October 20, 2021 and November 16, 2021, it has completed the third closing (the "Third Closing") of a private placement (the "Offering") pursuant to the offering memorandum exemption. The Company issued a total of 786 class B units (each, a "Class B Unit") and 167 class A units (each, a "Class A Unit") at a price of $100 per each unit (together, the "Units") for aggregate proceeds of $95,300.  Each Class A Unit was comprised of (i) one subordinated, secured bond of the Company in the principal amount of $100 bearing simple interest at a rate of 10% per annum with a maturity date of September 30, 2022 (each, a "Class A Bond"); and (ii) 25 common shares of the Company (the "Shares") at deemed price of $0.09375.  Each Class B Unit was comprised of (i) one subordinated, secured bond of the Company in the principal amount of $100 bearing simple interest at a rate of 10% per annum with a maturity date of September 30, 2023 (each, a "Class B Bond"); and (ii) 50 Shares at a price of deemed price of $0.09375 per Share. The 167 Class A Units were comprised of an aggregate of 4,175 Shares and 167 Class A Bonds.  The 786 Class B Units were comprised of an aggregate of 39,300 Shares and 786 Class B Bonds.

The net proceeds of the Offering will be used for the construction and purchase of towers and infrastructure development, including all aspects of site acquisition, permitting and payments of licenses and applicable taxes.

In connection with the issuance of the Units, the Company issued 74,978 Agent Warrants and paid a cash commission of $7,123 to an EMD. The Agent Warrants are exercisable at a price of $0.095 per Share for a period of 36 months from the date of issuance.

All securities issued in connection with the Second Closing are subject to a statutory hold period expiring on April 15, 2022.

The securities being offered in the Offering have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

About Tower One

Tower One's principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure ("towers") in Latin America. Tower One leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company operates in the three largest Spanish speaking countries in Latin America (Colombia, Mexico and Argentina) with a combined population of approximately 220 million people.

Contact Information:

Corporate Communications

Tel: +1 917 546 3016

E-mail:  info@toweronewireless.com

Website:  www.toweronewireless.com

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Tower One Wireless Corp 600 – 535 Howe Street Vancouver, BC V6C 2Z4 Canada

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

Forward-Looking Statements

This news release contains forward‐looking statements. All statements, other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward‐looking statements. Forward‐looking statements in this news release include statements regarding: the details of the proposed Offering pursuant to an offering memorandum, including the proposed size, timing and use of proceeds of the Offering. The forward‐looking statements reflect management's current expectations based on information currently available and are subject to a number of risks and uncertainties that may cause outcomes to differ materially from those discussed in the forward‐looking statements. Although the Company believes that the assumptions inherent in the forward‐looking statements are reasonable, forward‐looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to their inherent uncertainty. Factors that could cause actual results or events to differ materially from current expectations include, among other things: the Offering may not proceed as anticipated or at all; the Company may decide to increase or decrease the amount of Offering or otherwise change the terms of the Offering; the Company may decide to use the funds differently than as disclosed; the Company may not complete any additional closings of the Offering on the timing anticipated or at all; general market conditions may impact the Offering and/or the business of the Company; factors related to the ongoing COVID‐19 pandemic may impact the Offering and/or the business of the Company; and other factors beyond the control of the parties. The Company expressly disclaims any intention or obligation to update or revise any forward‐looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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